FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Material Fact dated July 29, 2016

Item 1

MATERIAL FACT

With respect to the stress test exercise carried out by the European Banking Authority (EBA) and the European Central Bank (ECB) which has been applied to all countries where the Group operates and which covers a three-year period (2016 – 2018) with two scenarios (baseline and adverse); Santander announces that the results were as follows:

•	Under the adverse scenario, its fully loaded CET1 ratio as of December 31st 2018 decreases 1.99 percentage points, to 8.2%, from the starting point of 10.2% as of December 31st 2015. In this adverse scenario, CET1 ratio subject to Basel III transitional arrangements (phase-in) is 8.7% as of December 31st 2018, which implies a decrease of 4.02 percentage points from the starting 12.7%, due to the progressive coming into force of Basel III transitional deductions (2.03 percentage points).

•	Under the baseline scenario, Santander’s fully loaded CET1 ratio increases 2.99 percentage points, to 13.2%. With phase-in criteria, CET1 ratio increases 0.53 percentage points.

Boadilla del Monte (Madrid), 29th July 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 29, 2016	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer